UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 21, 2006**

POTOMAC ELECTRIC POWER COMPANY
(Exact name of registrant as specified in its charter)

District of Columbia and Virginia	**001-01072**	**53-0127880**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 Ninth Street, N.W., Washington, DC	**20068**
(Address of principal executive offices)	(Zip Code)

Registrant"s telephone number, including area code   **(202) 872-3526**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01   Other Events.

Maryland Standard Offer Service

Potomac Electric Power Company ("Pepco"), a subsidiary of Pepco Holdings, Inc., is the provider of Standard Offer Service ("SOS") at market rates to its Maryland delivery customers who do not choose another electricity supplier. The electricity required by Pepco to supply SOS is obtained under contracts entered into pursuant to a competitive bidding process. Based upon the bids received for the June 1, 2006, through May 31, 2007 period, which have been accepted by Pepco and approved by the Maryland Public Service Commission ("MPSC"), the new SOS rates scheduled to take effect on June 1, 2006 will be significantly higher for all customer classes of Pepco, including an average increase of 39% for residential customers.

On April 21, 2006, the MPSC approved a settlement agreement among Pepco, the staff of the MPSC and the Maryland Office of People's Counsel which provides for a rate mitigation plan for Pepco's residential customers. Under the plan, the full increase for Pepco's residential customers who affirmatively elect to participate will be phased-in in increments of 15% on June 1, 2006, 15.7% on March 1, 2007 and the remainder on June 1, 2007. Customers electing to participate in the rate deferral plan will be required to pay the deferred amounts over an 18-month period beginning June 1, 2007. Pepco will accrue the interest cost to fund the deferral program as part of the deferred balance. The interest cost will not be charged to customers, and instead will be absorbed by Pepco, during the period that the deferred balance is accumulated and collected from customers, through an offset from the margins that Pepco otherwise would earn for providing SOS to residential customers. Below is a table showing the estimated maximum Maryland deferral balances for Pepco, net of taxes, and the estimated total interest expense, net of taxes, at various levels of assumed customer participation based on a projected interest cost of 5% accrued over the combined 30-month deferral and recovery period. While Pepco cannot determine the final customer participation rate at this time, it expects that the participation rate will be below 100%.

Customer Participation Rate	Estimated Maximum Deferral Balance, Net of Taxes (millions)	Estimated Total Interest Expense, Net of Taxes (millions)
100%	$72	$3
75%	$54	$2
50%	$36	$2
25%	$18	$1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

POTOMAC ELECTRIC POWER COMPANY
(Registrant)

Date   April 25, 2006   /s/ JOSEPH M. RIGBY
                                Name: Joseph M. Rigby
                                Title: Senior Vice President and
                                           Chief Financial Officer